July 29, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Amendment No. 2 to Schedule 14 A Filed July 14, 2010 Form 10-K/A Filed May 3, 2010 Form 10-Q Filed May 24, 2010 File No. 001-16695
Dear Ms. Riegel:
Unfortunately, there were a few final changes that were inadvertently left out of the correspondence we filed earlier today. This correspondence replaces the earlier correspondence. This letter is provided in response to your letter dated July 22, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Amendment No. 2 to Schedule 14A Filed July 14, 2010
General
1.	Please refer to our comment one. We note you have provided pro forma financial information for the nine months ended September 30, 2009. Please note that pro forma presentation should be based on the latest fiscal year and interim period included in the filing, unless the transaction is already reflected in the audited historical statements for the most recent full fiscal year. Please revise your presentation accordingly. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response: Page 53 of the revised Form 10K/A contains the pro forma Statement of Operations for the full fiscal year ending December 31, 2010; we now realize that the language in the response letter dated July 13, 2010 was inadvertently not revised to be consistent with that table. The correct table is included in our response to comment 4 below.
Proposal 1
Potential Negative Effect on our Stock Price, page 15
2.	In response to prior comment 7, you disclose that the shares of common stock underlying the outstanding principal of the Series 1 and Series 2 Notes and the shares issuable underlying up to 12 months of interest thereon at the initial interest rate of 12% were registered between two of your Registration Statements on Form S-3. This does not appear consistent with your disclosure on page 13, your disclosure in your Form S-3, File No. 333-162436, as filed on January 5, 2010 and your Form S-3, File No. 333-159286, as filed on June 11, 2009. Please clarify that you have not registered the potential issuance of common stock under the exchange agreement in connection with your Series 1 and 2 Notes. Alternatively, please revise to disclose the effective registration statement that registers this transaction.

Response: Pursuant to your comment, we reviewed Form S-3, File No. 333-162436, as filed on January 5, 2010 (the “January S-3”) and Form S-3, File No. 333-159286, as filed on June 11, 2009 (the “June S-3”) as well as the terms of the registration rights for the Series 1 and Series 2 Notes and the exchange agreement. Pursuant to the exchange agreement, we shall issue shares of common stock in exchange for the principal amount of the outstanding Series 1 and Series 2 Notes and we maintain the right to pay any amounts for the interest due thereon in shares of our common stock. The exercise price, but not the number of shares underlying the Series 1 and 2 Warrants shall also be adjusted pursuant to the exchange agreement.

Under the original terms of the Series 1 and Series 2 Notes, they were not convertible and therefore there were no shares underlying such notes which could be registered. There are no new shares of common stock to be issued upon the exercise of the Series 1 and Series 2 Warrants pursuant to the exchange agreement, so we do not believe that the previous registration of same impacts the registration of shares underlying the exchange agreement. Upon review, we determined that we erroneously advised the SEC in our preliminary proxy that some shares had been registered in lieu of payment of interest with respect to the Series 1 and Series 2 Notes. But for the exchange agreement, there are no shares of common stock underlying the Series 1 and Series 2 Notes and therefore no such shares have previously been registered on conversion of the Series 1 and Series 2 Notes Accordingly, we have revised the following section of our proxy statement as follows:

“Potential Negative Effect on our Stock Price

If Proposal 1 receives the necessary approval we may issue up to an aggregate of 12,689,643 additional shares of our common stock issuable upon conversion of the outstanding principal of the Series 1 and Series 2 Notes pursuant to the Exchange Agreement, 562,104 shares in cancelation of unpaid interest of $157,389 at 12% from December 8, 2008 through November 30, 2009, 1,326,676 shares in cancelation of unpaid interest of $371,469 at the contractual default rate of 18% through June 30, 2010 on the outstanding Series 1 and Series 2 Notes, and a total of 3,531,200 shares issuable upon the exercise of the Series 1 and 2 Warrants issued to note holders. All of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. In addition, 3,531,200 of those same total shares, represented by all of the shares of common stock underlying the Series 1 and 2 Warrants were registered pursuant to two of our Registration Statements on Form S- 3, one of which was declared effective on June 22, 2009 and one of which was declared effective on January 7, 2010. Accordingly, since those 3,531,200 shares, when issued (the “Registered Shares”) are included in an effective registration statement, those Registered Shares and only those shares, when issued, are eligible for resale in the public markets after issuance. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock. Except for the aforementioned 3,531,200 previously Registered Shares, none of the shares underlying the Exchange Agreement have yet been registered and therefore those shares cannot be resold pursuant to a registration statement at this time but would have to be resold pursuant the safe harbor provided by Rule 144, when, and if, such becomes available.”

Proposal 9, page 26
3.	Based on your Form 8-K filed on July 12, 2010, it appears that it is probable that you will issue the newly authorized shares disclosed in this proposal in connection with your acquisition of Provista. Unless you are going to seek the approval of your shareholders for this transaction in another proxy statement, pursuant to Note A of Schedule 14A, please provide the disclosure required by Item 14 of Schedule 14A for the acquisition of Provista, including the financial statements and adjust the pro forma information.

Response: We filed the Form 8-K on July 12, 2010 to disclose our entry into a Letter of Intent with Provista, which we believe is a positive step towards our overall success. As stated in the Form 8-K, the closing of the transaction with Provista is subject to customary closing conditions, including our shareholder’s approving the acquisition and the satisfactory results of additional legal and operational due diligence of both companies. We also disclosed that if the closing conditions are not satisfied in a timely fashion, the acquisition contemplated by the LOI may not occur. At this time, both parties are conducting their due diligence and are not certain the acquisition will occur. Since the LOI gives us approximately 5 months to finish our due diligence and close the transaction, we believe it is premature to seek shareholder approval of the transaction now. We intend to seek shareholder approval in another proxy statement if and when we complete our due diligence and decide to proceed with this transaction. Moreover, since we are not sure if this transaction is going to result in a definitive agreement or close, we think it would be misleading and inaccurate to include disclosure of same and state that we will issue a portion of the shares, for which we seek shareholder approval, pursuant to the Provista transaction. As a result of the above, we do not think it is probable that we will issue the additional shares for which we seek shareholder approval pursuant to this possible transaction. Accordingly, we do not believe we need to provide the disclosure required by Item 14 of Schedule 14A for the Provista acquisition in this current proxy statement.

Form 10-K/A Filed May 3, 2010
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52
4.	Please refer to your response to our prior comment 22. Please revise your disclosure to include the information provided in your response. In addition, please address the following:
(a)	You state that JPI had a recent history of significant revenues and gross operating profits. Please clarify that your discounted cash flow analysis encompassed more than just the most recent historical operating results and if not, why;
Response:
•	Since JPI historically had relatively stable revenue and positive cash flow and we were able to find good comparable data, we used both the income and market approaches to determine the fair value of JPI’s equity.

•	The income approach included a multi-period discounted cash flow (“DCF”) model that utilized a five (5) year forecast (2010 through 2014), derived net cash flows from that forecast, and then applied a risk-adjusted discount rate based on the weighted average cost of capital (“WACC”) to arrive at an indication of fair value.

•	The market approach included an examination of comparable public companies from which market-based valuation multiples were derived and then applied to JPI’s 2009 latest twelve months of operations, ended September 30, 2009, revenue, gross profit, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to arrive at an indication of fair value.

•	The DCF analysis utilized a five (5) year forecast based on an examination of JPI’s operating history, profit margins and expectations of future business.

•	The net cash flow used to compute the fair value is based on the forecasted net income, and then adjusted for required investment into working capital and expected capital expenditures. The resulting net cash flow is then divided each year by the risk-adjusted discount rate, (1+WACC)^n, where WACC is a blended rate comprised of the cost of equity and debt weighted by their respective percentages within the capital structure, and the number of periods in the forecast.

(b)	Clarify that the historical information used in your discounted cash flow analysis deleted the effect of YYB which was sold in June 2009;
Response:
•	The forecast used in the DCF analysis was based on JPI’s organizational structure that was expected to exist “beyond” September 30, 2009. Therefore, any and all changes that occurred prior to that date, including the disposal of YYB, were reflected in the forecast and the DCF analysis.
(c)	Please tell us, and disclose why your analysis only encompassed two years of budgeted results for the years ended December 31, 2009 and 2010;
Response:
•	A thorough analytical review was performed on fiscal years ended December 31, 2006, 2007 and 2008 and on the twelve month period ended September 30, 2009. The DCF analysis then used a five (5) year forecast beyond September 2009.
(d)	Clarify why you are using a calendar year for the budgeted results and a non-calendar fiscal year for the historical results;
Response:
•	Please see responses above for a detailed explanation of the periods utilized in our analysis.
(e)	Quantify the key assumptions used under both the market and the income approaches, such as the discounted cash flows analysis, the discount rate, the forecasted period, discounts for marketability and control, growth rate, terminal value, etc.
Response:
•	Discounted Cash Flow Analysis —a multi-period DCF analysis was performed to determine the fair market value of a one hundred percent (100%) controlling common equity interest in JPI. The analysis began with an estimation of JPI’s normalized net cash flow on an invested capital basis. The net cash flow forecast was based upon a forecast income statement and balance sheet. The present value of the cash flows was determined using a discount rate of 17.7%, which was found to be the risk-adjusted WACC for JPI, and revised to reflect a

Country specific risk adjustment. (See Discount Rate Derivation below).
The WACC reflects both the after-tax cost of debt and the cost of equity, taking into account various premiums for market and company specific risk. Cash flows in the terminal year, the year in which the explicit forecast terminates, are either discounted using the Constant Growth Model, which determines the present value of a perpetual stream of cash flows beyond the forecast period using a constant growth-adjusted discount rate, or capitalization rate, or are multiplied using a market-based valuation multiple (“Exit Multiple”) to arrive at a Terminal Value (“TV”). The TV was determined by averaging these two approaches, which produced a TV of $57.4 million that was then utilized in the DCF analysis.
Results of the Income Approach — Based on this analysis, the indicated fair value of a one hundred percent (100%) common equity interest in JPI, as of September 30, 2009, is reasonably expressed as $29.4 million (rounded).
•	Discount Rate Derivation - A discount rate is an expected total yield (or rate of return) that investors require for a particular class of investment. Determining an appropriate discount rate, which is reflective of both the general and specific risks of a company’s future income stream, is an important element of the Income Approach.
We utilized a standard methodology based on an after-tax WACC. The WACC measures a company’s cost of debt and equity capital weighted by the percentage of each within the capital structure. Arithmetically, the WACC is provided by the following expression:
WACC = (We)(Ke) + (Wd)(Kd)(1-T)

Where:	Ke	=	Cost of equity
	We	=	Percent of total capital represented by equity
	Kd	=	Pre-tax cost of debt
	Wd	=	Percent of total capital represented by debt
	T	=	Tax rate
We determined, from the perspective of a “market participant’s,” the appropriate debt-to-equity ratio, the cost of debt (Kd), appropriate tax rate (T) and cost of equity (Ke), which reflected various sensitivity levels of company-specific risk relative to different states of the general economy and the firm’s industry. In the following section, we identify the specific variables used in the WACC analysis.
Determination of WACC - The WACC was computed as follows:
WACC = [(74.1%) x (22.58%)] + [(25.9%) x (7.37%) x (1-.21)]
WACC = 18.2%
To this rate, we then applied a country specific risk adjustment of -0.5%, which resulted in an adjusted WACC of 17.7%, and this revised rate was used in the discounted cash flow analysis of JPI.
•	Analysis of Growth - Compound Annual Revenue Growth — From 2006 through 2008, JPI’s revenue grew by 125%, but from 2008 through the latest twelve month period (LTM) ended September 30, 2009, revenue declined by 58.7% from $25.8 million to $13.3 million. This drop was primarily attributable to the extended loss of a manufacturing line, which has since been corrected. JPI expects revenue to return to 2008 levels and has projected 2010 sales of $25 million with 7.5% growth throughout the remaining forecast period.

•	Analysis of Profitability - Gross Margin — Over the past 3 fiscal years, the gross margin has declined from 56.0% to 50.3%. For the LTM period, the gross margin declined materially to just 22.3%. The precipitous drop was the result of the loss of the manufacturing line that also caused a similar drop in revenue. Over the forecast period, JPI expects gross margins to improve moderately to approximately 32% of sales and remain at that level for the foreseeable future.
o	EBITDA Margin — Over the past 3 fiscal years, JPI’s margin as a percentage of sales has ranged from 39.7% to 44.1%, and for the LTM, the EBITDA margin stood at 39.9%. The improvement over the prior 3 fiscal years was primarily the result of lower operating expense. For the LTM period, the drop in gross margin coupled with lower SG&A expense, resulted in a decline in the EBITDA margin from 44.1% at year-end 2008 to its current level. Over the forecast period, JPI expects its EBITDA margin decline to approximately 18% and remain stable at that level
(f)	Clarify why you believe the 40% discount for lack of marketability and control was appropriate.
Response:

•	The discount to be applied involved two elements: (i) the discount for lack of control, and (ii) the discount for lack of marketability. The total valuation discount applied consists of the combined effects of the two. The discount for lack of control reflects the difference in benefits of control ascribed to a closely held controlling interest versus a closely held minority interest. The discount for lack of marketability reflects the lack of liquidity or ready marketplace in which to sell the interest.

•	The customarily accepted range of the combined discount is approximately 30% to 50%. This range has been sustained in a number of Tax Court Memoranda; specifically we draw attention to three cases frequently cited when arguing the appropriateness of a discount: Estate of Andrews v. Commissioner, 79 TC memo 938 (1982), Harwood v. Commissioner, 82 TC memo 239 (1984) and Bright, United States Court of Appeals (5th cir.), 658 F.2d 999 (1981).

•	Revenue Ruling 59-60 suggests that the best proxy for determining the value of an interest that is closely held or traded infrequently is the price paid for the publicly traded securities of a company engaged in the same or similar line of business. It follows that the most appropriate basis for determining the discount to apply to the fair market value of a closely held minority interest is the discount applied to similar but otherwise publicly traded securities.

•	The discount rates were based on a study of discounts applied to the publicly traded securities of entities operating in the same or similar line of business as JPI by examining the discounts paid for minority interests of common stock.

•	Selection of Discount — The total valuation discount applied to the minority interest, consists of the combined effects of lack of control and marketability. Mathematically, the combined discount is a geometric average. It was determined that the discount for lack of control for the Interest in JPI is 15.0%. It was also determined that a discount for lack of marketability for the Interest in JPI is 30.0% under this method.

•	The discount for lack of control of 15.0% would be applied to the Interest’s percentage of the fair market value of a 100% controlling equity interest, resulting in a marketable, minority interest value. The discount for lack of marketability of 30.0%

would be applied to the marketable, minority interest value to obtain the fair market of value of the Interest on a non-marketable, minority basis. The combined effect of this discount is calculated as follows:

•	1 - [(1 - Discount for Lack of Control) x (1 - Discount for Lack of Marketability)] = 1 - [(1 - 15.0%) x (1 - 30.0%)] = 40.0%
(g)	Your response to our comment appears to address the procedures utilized by management in determining the value of JPI. As you ultimately decided to use the value reached by the independent valuation consultants engaged by your accountants, please confirm that they utilized the same approaches and assumptions that management utilized. If not, please tell us what approach that used, provide the information requested in parts a through d of this comment, and how ultimately you decided that their value was more appropriate.
Response:
•	Yes, the adjustment resulting from our independent registered public accounting firm’s analysis was based on similar approaches and assumptions utilized by us.
(h)	Regarding the comparable companies chosen for the Guideline Public Company method, please tell us if you considered the type of products sold by JPI, the number of products for sale, any collaboration agreements or other variables specific to JPI in determining the comparable companies.
Response:
•	We first sought to identify publicly traded companies that operated in the same or similar line of business. Specifically, we conducted a search that included target companies within SIC Code 2834 (Pharmaceutical Preparations), which includes “establishments primarily engaged in manufacturing, fabricating, or processing drugs in pharmaceutical preparations for human or veterinary use. The greater part of the products of these establishments are finished in the form intended for final consumption, such as ampoules, tablets, capsules, vials, ointments, medicinal powders, solutions, and suspensions. Products of this industry consist of two important lines, namely: (1) pharmaceutical preparations promoted primarily to the dental, medical, or veterinary professions, and (2) pharmaceutical preparations promoted primarily to the public.”

•	Our search criteria included in addition to primary SIC Code, the size of the company (+/- 10x revenue), a review of the description of business and products sold, along with an analysis of other quantitative and qualitative factors to confirm similarity.

•	We initially identified ten (10) publicly traded companies that operated in the same or a similar line of business as JPI, based on their primary SIC Code, and which possessed comparable operating characteristics Of this initial group, we narrowed the field to five (5) companies that we considered comparable based on a number of operating factors and financial measures (the “Guideline Companies”). These factors included, among others, industry, type of business, products sold, etc.
(i)	Explain your basis for any adjustment you made to the average multiples for circumstances unique to JPI under both the income and market approach and how you determined the extent of those adjustments.
Response:
•	In determining the magnitude of the market-based valuation multiples used in the market approach, we examined six distinct areas and compared those to JPI. Specifically, we looked at size of the company, growth, liquidity, profitability, asset utilization and leverage statistics. Management determined that JPI was comparable to the average of these statistics and hence we selected the mean or average valuation multiples derived from the guideline public companies. For example, the mean Enterprise Value/EBITDA multiple derived from the comparable public companies was found to be 8.14x, and this was then applied to the trailing twelve month EBITDA of JPI to arrive at an indication of fair value.
According to the above, we shall revise the disclosure within the Deconsolidation section of Note 1 to our Financial Statements in our amended Form 10-K, and conform similar disclosure in our other filings, as follows:
“Deconsolidation
During the third quarter of 2009, it became apparent to the company’s management that the working relationship with management of its operations in China was becoming increasingly strained. Accordingly, the Company deemed it appropriate to seek alternative means of monetizing its investment. There were several issues that caused the Company to conclude accordingly, including, but not limited to:
•	Lack of timely responses by the management in China to requests by Company management for financial information;
•	Lack of responsiveness by management in China to requests for transfer of Company funds to bank accounts under corporate control;
•	Lack of timely communication with Corporate management concerning significant decisions made by management in China concerning the disposal of YYB subsidiary; and
•	Lack of timely communication with corporate officers concerning operations in China.
Effective September 29, 2009, based on unanimous consent of our board of directors and an executed binding agreement (the “Agreement”) between us and certain individual stockholders in China, we deconsolidated all activity of JPI.
Based on the Agreement and in accordance with current accounting guidelines, we deconsolidated JPI as of the date we ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, we agreed to exchange our shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, relinquished all rights to past and future profits, surrendered our management positions and agreed to a non-authoritative minority role on its board of directors.
Based on the Company’s evaluation of current accounting guidance, it was determined that the Company did not maintain significant influence over the investee and, accordingly, has recorded such investment in accordance with the cost method. Although, the Company maintains significant economic ownership in JPI, based on its evaluation of its lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, the Company concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.
In accordance with current accounting guidance, the Company has recorded the investment in JPI as its fair value as of the date of deconsolidation and recorded a loss in the statement of operations based on the difference between the fair value of the consideration received, the fair value of the retained noncontrolling interest and the carrying amount of JPI’s assets and liabilities at such date (as detailed below):

Consideration Received	$3,405,946	(1)
Fair value of non-controlling interest	20,500,000	(2)

	23,905,946
Net assets of JPI	(25,859,462	)(3)

Loss on deconsolidation	$(1,953,516)

~~“~~(1) Consideration consisted of the following:
a.	As part of the Agreement, the Company agreed to exchange loans and advances to JPI totaling $5,350,000 for a 6% convertible promissory note from JPI. These amounts were previously classified as intercompany balances and eliminated in consolidation. The exchange, including final payment and terms of the convertible promissory note, are expected to be finalized in fiscal 2010. Due to the Company's evaluation of the collectibility of these amounts, the Company has recorded a reserve of $2,675,000 against the amount due from JPI.

b.	$730,946 of salaries and related interest which were accrued by the Company and will be exchanged for 730,946 shares of JPI common stock.
(2)	Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2010, the most significant assumptions, include to the following:
•	Sales growth — based on management’s expectations and historical analysis
•	Cost of sales/Gross Margin — Based on historical analysis and management expectations
•	Selling, General and Administrative Expenses — Based on historical analysis and management expectations
•	Comparable Public Companies — Based on same or similar line of business as ~~the Company~~ JPI and those that ~~possessed similar~~ were comparable ~~operating characteristics~~ to ~~those of the Company~~ JPI.
•	Discounts — The Company evaluated discounts related to the following:
•	Lack of control
•	Lack of marketability
~~In addition, to the above, the Company noted that JPI had a recent history of significant revenues and gross operating profits which the Company deemed particularly relevant. Furthermore, JPI realized an operating profit in the twelve month period ended September 30, 2009. The Company considered this performance indicative of future performance. The valuation of our investment in JPI utilized two approaches: the income approach and the market approach. Financial measures, such as sales, cost of sales, gross margins, and selling and administrative expense ultimately affect our cash flows. The Company’s estimate of JPI’s discounted cashflows was integral to the valuation of the interest in JPI under the income approach, which utilized a five year forecast based on the examination of JPI’s operating history, profit margins and expectations of future business. Under the market approach to the valuation, financial measures such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and tax (EBIT) were applied to valuation multiples derived from selected companies in businesses similar to the Company’s; producing and distributing pharmaceutical products.~~
~~The Company gave equal weight to the results of the valuation under the Income and Market Approaches and determined that a 100% controlling equity interest in JPI was valued at approximately $35,000,000. The Company’s 97.6% non-voting equity interest after application of a reasonable discount of 40%, related to lack of control and lack of marketability was valued at $20,500,000. Income and Market Approaches, Company determined that a 100% controlling equity interest in JPI was valued at approximately $35,000,000. Accordingly, the Company’s 97.6% non-voting equity interest after application of a reasonable discount related to lack of control and lack of marketability was $20,500,000.”~~

~~“~~Since JPI has historically had relatively stable, positive cash flows and there was good comparable company data, both the income and market approaches to determine the fair value of JPI’s equity were used. The income approach included a multi-period discounted cash flow (“DCF”) model that utilized a five year forecast (2010 through 2014) based on JPI’s expected organizational structure beyond September 30, 2009 and derived net cash flows from that forecast, and then applied a risk-adjusted discount rate based on the weighted average cost of capital to arrive at an indication of fair value. The market approach included an examination of comparable public companies from which market-based valuation multiples were derived and then applied to the JPI’s 2009 latest twelve month’s (ended September 30, 2009) revenue, gross profit, and earnings before interest, taxes, depreciation and amortization to arrive at an indication of fair value. First, we identified publicly traded companies that operated in the same or similar line of business as JPI. Specifically, those comparable publicly traded companies within SIC Code 2834 (Pharmaceutical Preparations). In addition to those companies with the appropriate primary SIC Code; the Company compared the size of the comparable public companies, the description of business and products sold, along with an analysis of other quantitative and qualitative factors to confirm similarity.
The total valuation discount applied to the minority interest consists of the combined effects of lack of control and lack of marketability. It was determined that the aggregate discount for lack of control and lack of marketability for the Company’s interest in JPI was 40.0%. The discount for lack of control reflects the difference in benefits of control ascribed to a closely held controlling interest versus a closely held minority interest. The discount for lack of marketability reflects the lack of liquidity or ready marketplace in which to sell the interest.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.

(3)	The net assets of JPI consisted of the following:

Cash	$53,658
Other current assets	18,920,177
Property and equipment	9,381,118
Other long term assets	3,464,715

Total assets	$31,819,668

Current portion of notes payable	$(2,673,154)
Other current liabilities	(1,122,936)
Other comprehensive income	(2,164,116)

Total liabilities	$(5,960,206)

Net Assets	$25,859,462

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 has been presented as if the deconsolidation had occurred on January 1, 2009:

	Year Ended	Pro Forma	Pro forma
	December 31, 2009 [1]	Adjustments [2]	Results[3]
Net revenues	$8,627,669	$(8,469,652)	$158,017
Cost of sales	5,360,213	(5,322,542)	37,671

Gross profit	3,267,456	(3,147,110)	120,346

Operating expenses:
Research and development	563,690		563,690
Selling, general and administrative	10,936,789	(4,371,596)	6,565,193

	11,500,479	(4,371,596)	7,128,883

Income (loss) from operations	(8,233,023)	1,224,486	(7,008,537)

Other income (expense):
Interest and other income (expense), net	(328,071)	(310)	(328,381)
Change in fair value of derivative liabilities	648,313		648,313
Loss on deconsolidation	(1,953,516)		(1,953,516)
Interest expense	(2,596,606)	173,335	(2,423,271)

Total other income (expense), net	(4,229,880)	173,025	(4,056,855)

Income (loss) before provision for income taxes	(12,462,903)	1,397,511	(11,065,392)
Provision for income taxes	19,115		19,115

Income (loss) before discontinued operations	$(12,482,018)	$1,397,511	$(11,084,507)

[1]	Represents the Company’s actual (as reported) condensed consolidated results of operations for the year ended December 31, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company agreed to exchange its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the year ended December 31, 2009. The pro forma results do not necessarily represent the actual results that would have been achieved had the companies been deconsolidated at the beginning of the year, nor may they be indicative of future operations.
5.	Please refer to your response to comment 23. Your response does not appear to address our comment in its entirety. You state that you gained sufficient access to the financial records of JPI in connection with the deconsolidation. However, it is unclear whether you have received financial information at the subsequent reporting period to make assessments about the value of the investment.
a.	Please clarify how often financial information is provided to JPI and whether the information is currently provided on a timely basis.

i.	If you do not receive financial information, or do not receive it on a timely basis, please tell us how you are able to perform an impairment analysis that considers the indicator noted in ASC 320-10-35-25a.

ii.	If there is a lag in the receipt of the information, please clarify how that lag period affects your financial statements.
Response: Financial information for JPI has been received on a quarterly basis in sufficient time to allow the Company to adequately assess its investment in JPI within the Company’s SEC filing schedule. In addition, we do not expect any difficulties in obtaining such necessary information in the future. Accordingly, we do not believe parts a(i) or (ii) to this comment are applicable.
Form 10-Q Filed May 24, 2010
Item 1. Financial Statements
Notes to Unaudited Condensed Consolidation Financial Statements
Note 12 — Related Party Transactions, page 20
6.	Your response indicated that in November 2009, JPI would create 6% convertible promissory notes. This appears to contradict your disclosure which indicates that these notes will accrue interest at 12%. Please advise us, or revise your disclosure. Lastly, please clarify when you intend to begin accruing interest on this note.

Response: Our previous disclosure was inconsistent and we have revised Note 12 of Form 10-Q/A to correctly reflect that a 6% convertible promissory note will be issued pursuant to the deconsolidation agreement. No interest is accruing until the exchange is complete. Accordingly, we shall include the following revised language in Note 12 our amended 10-Q for the quarter ending March 31, 2010 and conform any other similar disclosure within our other filings:

“As part of the deconsolidation of JPI as of September 29, 2009, the Company agreed to exchange loans and advances to JPI totaling $5,350,000 for a 6% convertible promissory note from JPI. These amounts were previously classified as intercompany balances and eliminated in consolidation. The note will bear interest at 6% annually. The exchange, including final payment and terms of the convertible note, are expected to be finalized in fiscal 2010.”
Note 13 — Subsequent Events
Note Financing, page 20

7.	Please clarify if you recorded a beneficial conversion feature in addition to recording a derivative for the reset provision and possibly the conversion feature.

Response: Although our financial statements for the related quarter ending June 30, 2010 are not yet complete, we expect derivative liabilities to be established related to both the conversion feature and warrants due to the reset provision in both instruments in such final financial statements.
Shares Issued in Connection with Warrant Exercises and Financing Arrangements, page 22
8.	Please refer to your response to our comment 26. Please clarify what is meant by the statement “Any difference resulting from the establishment of May 31, 2010 as the effective date for conversions is assumed to be immaterial.” Lastly, please provide the journal entries recorded in conjunction with these transactions and the dates those entries were recorded in your financial statements.

Response: The Company is currently working on finalizing the financial results for the period ended June 30, 2010, including the accounting and disclosure for this transaction. It should be noted that the substance of the transaction was to compensate our debt holders for participating in our subsequent financings. Accordingly, we agreed to issue each of them a number of shares equal to the amount of interest that would have been earned from the date of original conversion and such amounts were converted at the same rate of $1.20. At this time, we have examined the transaction in total and noted that, the Company has issued approximately 54,000 incremental shares of common stock and new warrants to purchase approximately 27,000 incremental shares of common stock. As part of the transaction at issue, the exercise prices of all of the original warrants issued in connection with the debt that converted in 2009 were modified in 2010 and new exercise prices have been established. The old warrants had exercise prices of approximately $0.66 per share and under the new modified warrants the exercise prices range from $1.13 - $1.64 per share. The Company will value the incremental shares issued from the conversion of new accrued interest and record the appropriate charge to interest expense with an offset to common stock and additional paid in capital. The Company will also examine the fair value of the original warrants on the date of modification and compare it to the fair value of the modified warrants on the date of modification, booking the appropriate charge to interest expense, if necessary. All of the underlying journal entries to record these transactions will be recorded on the date each debt holder signed their new exchange agreement during Q2 2010. Accordingly, we intend to include the following language in the subsequent event footnote of our amendment 10-Q for the quarter ending March 31, 2010:

“Approximately $925,000 of the debt and accrued interest of Company’s convertible debt originally issued in September 2008, was converted to shares of common stock during 2009. During the second quarter of 2010, the Company entered into separate arrangements with the former debt holders that in effect issued the former debt holders: (i) additional shares of common stock (ii) additional warrants to purchase approximately 27,000 more shares of common stock, and (iii) we also modified the exercise price of their warrants. From April 22, 2010 through June 9, 2010, the Company issued approximately 54,000 shares of common stock related to additional accrued interest and modified the exercise prices of the warrants. The additional accrued interest is equal to the amount of interest that would have been earned under the notes if such notes were not converted in 2009. The Company will record the value of the incremental shares issued and the appropriate expense, if any, for the modification of the warrants, in the month that each of the former debt holders agreed to the new exchange arrangements.”
We understand that you may have additional comments and thank you for your attention to this matter. As previously conveyed, we face potentially large penalties and possible lawsuits if we do not file the definitive proxy statement by July 29, 2010 and we are available at your convenience to resolve any remaining comments. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman By: Louis Taubman,
Attorney at Law
Cc: Mr. Douglas C. MacLellan